SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 14D-9
     SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 6)

    McNEIL PACIFIC INVESTORS FUND 1972   McNEIL REAL ESTATE FUND XIV, LTD.

    McNEIL REAL ESTATE FUND V, LTD.      McNEIL REAL ESTATE FUND XV, LTD.

    McNEIL REAL ESTATE FUND IX, LTD.     McNEIL REAL ESTATE FUND XX, L.P.

    McNEIL REAL ESTATE FUND X, LTD.      McNEIL REAL ESTATE FUND XXIV, L.P.

    McNEIL REAL ESTATE FUND XI, LTD.     McNEIL REAL ESTATE FUND XXV, L.P.

                        (NAME OF SUBJECT COMPANY)

                         McNEIL PARTNERS, L.P.
                    (NAME OF PERSON FILING STATEMENT)

                       Limited Partnership Units
                     (TITLE OF CLASS OF SECURITIES)

                582566 10 5                     582568 88 7

                582568 20 0                     582568 50 7

                582568 10 1                     None

                582568 20 0                     582568 88 7

                582568 30 9                     582568 87 9
                 (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                             Donald K. Reed
                          MCNEIL PARTNERS, L.P.
                     13760 Noel Road, Suite 700, LB70
                          Dallas, Texas  75240
                            (214) 448-5800
       (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                            FILING STATEMENT)

                                Copy to:
                          Patrick J. Foye, Esq.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                           919 Third Avenue
                       New York, New York  10022
                            (212) 735-2274

               This Amendment No. 6 amends and supplements the following Items of the Solicitation/Recommendation Statements on
     Schedule 14D-9 (the "Schedules 14D-9") of McNeil Partners, L.P., a Delaware limited partnership ("McNeil Partners"), filed with the Securities and Exchange Commission (the "Commission") on August 18, 1995, Amendment No. 1 to the Schedules 14D-9 filed with the Commission on August 25, 1995, Amendment No. 2 to the Schedules 14D-9 filed with the Commission on September 8, 1995, Amendment No. 3 to the Schedules 14D-9 filed with the Commission on September 13, 1995, Amendment No. 4 to the Schedules 14D-9 filed with the Commission on September 18, 1995 and Amendment No. 5 to the Schedules 14D-9 filed with the Commission on September 20, 1995. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 6 have the meanings set forth in the Schedules 14D-9, as amended.

     ITEM 2.   TENDER OFFER OF THE BIDDER

               This statement relates to the unsolicited tender offers being made by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation, and Carl C. Ichan ("Mr. Ichan") disclosed in ten Tender Offer Statements on Schedules 14D-1, each dated August 3, 1995, as amended (the "Schedules 14D-1"), to purchase from holders ("Limited Partners") of units of limited partnership interest ("Units") up to approximately 45% of the outstanding Units of each Partnership, upon the terms and subject to the conditions set forth in the Offers to Purchase dated August 3, 1995, as amended (the "Offers to Purchase"), and the related Assignments of Partnership Interest (collectively with the Offers to Purchase, the "HR Offers"). The Partnerships did not solicit the HR Offers and did not know the terms of the HR Offers until commencement of the HR Offers.

     ITEM 4.   THE SOLICITATION OR RECOMMENDATION

               Item 4 is hereby supplemented by adding the following:

               As previously disclosed, the Partnerships' management met following the announcement of the HR Offers to review and consider the HR Offers and to explore various possible alternative courses of action which might be available to the Partnerships in response to the HR Offers. At such meetings, the Partnerships' management determined that each of the HR Offers is inadequate and not in the best interests of the Partnership to which it relates or of such Partnership's Limited Partners. Each Partnership recommends that Limited Partners reject the HR Offer made with respect to such Partnership and not tender their Units pursuant to such HR Offer.

               Furthermore, it was previously disclosed that the Partnerships pay an asset or partnership management fee to McNeil Partners and a property management fee to McNeil Real Estate Management, Inc., an affiliate of McNeil Partners ("McREMI"), for providing property management services. If any of the HR Offers is successful, High River may be in a position to cause the amendment of the applicable Partnership's partnership agreement and the removal of McNeil Partners as the general partner of such Partnership. If McNeil Partners is removed by High River as the general partner of any Partnership, the respective asset or partnership management fee and property management fee payable to McNeil Partners and McREMI will no longer be received by McNeil Partners or McREMI, as the case may be, and therefore, the management of McNeil Partners has a conflict of interest in recommending that Limited Partners reject the HR Offers.

     Estimated Net Asset Values.

               McNeil Partners prepared estimates of the Partnerships' net asset value per Unit for 1994. The estimates of net asset value (the "NAV Estimates") prepared by McNeil Partners do not purport to be estimates of the fair market value of the Units themselves, and McNeil Partners believes they should not be viewed as necessarily reflecting the fair value of Units. Furthermore, as explained below, the NAV Estimates do not purport to reflect the amounts the Limited Partners might actually receive upon a hypothetical liquidation of the Partnerships, because they do not take into account transactional and other costs that would be incurred in a liquidation. McNeil Partners prepared the NAV Estimates based on its own estimates of the values of the Partnerships' properties and not on the basis of third party appraisals. Also, McNeil Partners does not solicit offers or inquiries from prospective buyers of the Partnership properties in connection with its preparation of the NAV Estimates. McNeil Partners derives its estimates of the values of the Partnerships' properties principally from capitalizing the net operating income derived from the Partnerships' properties. As used herein, "net operating income" includes reserves for replacements and is calculated before depreciation, debt service payments and certain capital expenditure items. McNeil Partners' NAV Estimates based on its estimates of the aggregate values of the Partnerships' properties for the fiscal year ended December 31, 1994 are set forth below.

      Partnership                          1994 Net Asset Value Estimate
                                           (Per Unit)

      McNeil Pacific Investors Fund 1972    $271.70

      McNeil Real Estate Fund V, Ltd.       $584.77

      McNeil Real Estate Fund IX, Ltd.      $229.35

      McNeil Real Estate Fund X, Ltd.       $165.16

      McNeil Real Estate Fund XI, Ltd.      $113.00

      McNeil Real Estate Fund XIV, Ltd.     $174.36

      McNeil Real Estate Fund XV, Ltd.      $169.55

      McNeil Real Estate Fund XX, L.P.      $286.59

      McNeil Real Estate Fund XXIV, L.P.    $405.00

      McNeil Real Estate Fund XXV, L.P.     $0.44

               In estimating the aggregate value of the Partnership properties for 1994, McNeil Partners first calculated the net operating income for that year. McNeil Partners then capitalized the net operating income amount at a 10% rate for apartments, 11% for retail and self storage properties and 12% for office buildings, which McNeil Partners believes represent appropriate capitalization rates for similar real estate portfolios. The value of the properties have not been adjusted for any specific market conditions.(1) Based on McNeil Partners' estimates of the aggregate values of the Partnerships' properties for the fiscal year ended December 31, 1994, set forth below are approximations of net operating income and estimated aggregate value of the Partnerships' properties for 1994 (the "1994 Aggregate Value Estimate").

      Partnership                            Net Operating     1994
                                             Income            Aggregate
                                                               Value
                                                               Estimate

      McNeil Pacific Investors Fund 1972     $500,000(2)       $5,000,000

      McNeil Real Estate Fund V, Ltd.        $2,042,058        $20,420,580

      McNeil Real Estate Fund IX, Ltd.       $7,390,430        $73,904,300

      McNeil Real Estate Fund X, Ltd.        $8,001,787        $76,753,164

      McNeil Real Estate Fund XI, Ltd.       $5,866,533        $58,665,330

      McNeil Real Estate Fund XIV, Ltd.      $4,393,173        $42,786,186

      McNeil Real Estate Fund XV, Ltd.       $4,032,276        $40,322,760

      McNeil Real Estate Fund XX, L.P.       $469,720          $8,934,190

      McNeil Real Estate Fund XXIV, L.P.     $2,202,482        $20,400,415

      McNeil Real Estate Fund XXV, L.P.      $4,560,566        $40,138,189
      ________________


     1    In McNeil Real Estate Fund XX, L.P., the value of
          1130 Sacramento is reflected at a 1992 appraisal value of $4.24 million because capitalized net operating income does not adequately report the properties' values.

     2    Based on a stabilized occupancy level of 90%.  Palm Bay
          Appartments has recently undergone a renovation which resulted in the net operating income for 1994 being understated due to low occupancy levels during the renovation and subsequent lease-up period. The actual net operating income for 1994 was $295,863.


               McNeil Partners prepares its NAV Estimates based on a hypothetical sale (without taking into account any transaction costs) of all of the Partnerships' properties at their estimated aggregate value and the distribution to the partners of the gross proceeds of that sale, net of related indebtedness, together with the Partnership's cash, proceeds from temporary investments, and all other assets that are believed to have liquidation value, after provision in full for all the Partnerships' other known liabilities. The NAV Estimates prepared by McNeil Partners do not take into account (i) real estate transactional costs that would be incurred on a sale of the Partnerships' properties, such as brokerage commissions and other selling and closing expenses,
     (ii) timing considerations or (iii) costs associated with winding up the Partnerships. Therefore, McNeil Partners believes that the NAV Estimates do not necessarily represent either the fair market value of a Unit or the amount a Limited Partner reasonably could expect to receive if the Partnerships' properties were sold and the Partnerships were liquidated. McNeil Partners' most recent NAV Estimate of $584.77 per Unit for McNeil Real Estate Fund V, Ltd. and $286.59 per Unit for McNeil Real Estate Fund XX, L.P. do not reflect the 1995 cash distributions to Limited Partners of $41.71 and $5.05 per Unit, respectively. For these reasons, McNeil Partners considers the NAV Estimates to be less meaningful in determining whether to recommend to Limited Partners the Purchase Prices offered by High River than the pro forma liquidation analysis described below.

     Pro Forma Liquidation Analysis.

               High River is offering to purchase Units, which are relatively illiquid investments, and is not offering to purchase the Partnerships' underlying assets or assume any of its liabilities. Although McNeil Partners does not believe that the per Unit amount which might be distributed to Limited Partners following a future sale of all the Partnerships' properties necessarily reflects the present fair value of a Unit, the realizable value of the Partnerships' assets clearly is a relevant factor in determining the price a prudent purchaser would offer for Units. In considering this factor, McNeil Partners made a pro forma calculation of the amount each Limited Partner might receive in a theoretical orderly liquidation (which may not be realistically possible, particularly in the near term, due to real estate market conditions, the general difficulty of disposing of real estate in a short period of time, and other general economic factors), based on (i) the 1994 Aggregate Value Estimate calculated by McNeil Partners in preparing its most recent NAV Estimate, (ii) other financial information regarding the Partnerships' properties available to McNeil Partners and
     (iii) the other considerations described below.

               McNeil Partners began its pro forma liquidation analysis by seeking to estimate the aggregate fair market value of the Partnerships' properties. To do this, McNeil Partners compared the 1994 Aggregate Value Estimate calculated by McNeil Partners based on the 1994 net operating income of the Partnerships with an estimate of the aggregate value of the Partnerships' properties based on the Partnerships' net operating income for the first eight months of 1995. There can be no assurance that the actual net operating income for 1995 will not be materially different from the annualized net operating income based on the first eight months of 1995. Based on each of the Partnerships' first eight months of 1995 and employing the same method of estimating the aggregate value of the Partnerships' properties as McNeil Partners used in calculating the 1994 Aggregate Value Estimate, it is estimated that the Partnerships will produce net operating income and have the estimated aggregate value of the Partnerships' properties for 1995 in approximately the amounts set forth below (the "1995 Aggregate Value Estimate").


      Partnership                            Net Operating     1995
                                             Income            Aggregate
                                             (YTD Annualized)  Value
                                                               Estimate

      McNeil Pacific Investors Fund 1972     $500,000(3)       $5,000,000

      McNeil Real Estate Fund V, Ltd.        $2,160,939        $21,609,390

      McNeil Real Estate Fund IX, Ltd.       $7,817,439        $78,174,390

      McNeil Real Estate Fund X, Ltd.        $7,376,341        $71,007,287

      McNeil Real Estate Fund XI, Ltd.       $6,342,679        $63,426,795

      McNeil Real Estate Fund XIV, Ltd.      $4,612,141        $44,880,248

      McNeil Real Estate Fund XV, Ltd.       $4,238,948        $42,398,475

      McNeil Real Estate Fund XX, L.P.       $623,129          $9,751,945

      McNeil Real Estate Fund XXIV, L.P.     $2,068,161        $19,239,975

      McNeil Real Estate Fund XXV, L.P.      $4,651,587        $41,174,984

      ___________

     3 Based on a stabilized occupancy level of 90%. The property has recently undergone a renovation which resulted in the net operating income for the first eight months of 1995 being understated due to low occupancy levels during the renovation and subsequent lease-up period. The actual net operating income annualized for 1995 is $246,255.


               Although there are several other methods of estimating the value of real estate of this type, McNeil Partners believes that this approach represents a reasonable method of estimating the aggregate value of the Partnerships' properties (without taking into account the costs of disposing of the properties), subject to the substantial uncertainties inherent in any estimate of value. The use of other assumptions, however, particularly as to the applicable capitalization rate, could produce substantially different results. McNeil Partners has not solicited any offers or inquiries from prospective buyers of the Partnerships' properties in preparing its estimates of fair market value, and the actual amounts for which the Partnerships' properties might be sold could be significantly higher or significantly lower than these estimates.

               In the next stage of its pro forma liquidation analysis, McNeil Partners adjusted the 1995 Aggregate Value Estimates to reflect the Partnerships' other assets and liabilities. Specifically, McNeil Partners added the amounts of cash, escrows and other investments (without discounting the values of any restricted reserve accounts held pursuant to loan agreements) shown on the Partnerships' unaudited balance sheet at June 30, 1995 and subtracted all liabilities (except unamortized debt discounts) shown on that balance sheet and reflected in the notes to the Partnerships' unaudited financial statements for the six month period ended June 30, 1995. McNeil Partners did not deduct any amounts in respect of the legal and other costs which McNeil Partners expects would be incurred in a liquidation, including costs of negotiating purchase and sale contracts, possibly conducting a consent solicitation in order to obtain the Limited Partners' approvals for the sales as may be required by the partnership agreements, and winding up the Partnerships, because of the difficulty of estimating those amounts. The result approximated the net liquidation proceeds (before provision for the costs described in the preceding sentence) which McNeil Partners estimates could be realized on an orderly liquidation of the Partnerships, based on the assumptions implicit in the calculations described above.

               To complete its estimate of the amount of the theoretical liquidation proceeds that would be distributable per Unit (without taking into account the amount of such proceeds that may be payable to McNeil Partners under the terms of the partnership agreements), McNeil Partners divided the amount of those proceeds by the number of Units now outstanding. The resulting estimated pro forma liquidation values per Unit are set forth below, before provision for the legal and other costs of liquidating the Partnership described in the preceding paragraph.

      Partnership                            Pro Forma      Pro Forma
                                             Liquidation    Liquidation
                                             Values         Values (Per
                                                            Unit)

      McNeil Pacific Investors Fund 1972     $3,568,324     $259.46

      McNeil Real Estate Fund V, Ltd.        $12,160,205    $667.30

      McNeil Real Estate Fund IX, Ltd.       $29,356,691    $266.47

      McNeil Real Estate Fund X, Ltd.        $24,388,574    $180.62

      McNeil Real Estate Fund XI, Ltd.       $22,878,860    $143.16

      McNeil Real Estate Fund XIV, Ltd.      $17,071,735    $197.28

      McNeil Real Estate Fund XV, Ltd.       $19,879,617    $193.31

      McNeil Real Estate Fund XX, L.P.       $14,992,058    $302.72

      McNeil Real Estate Fund XXIV, L.P.     $15,483,623    $387.09

      McNeil Real Estate Fund XXV, L.P.      $38,426,618    $0.46
      L.P.

               The pro forma liquidation analysis described above is merely theoretical and does not itself reflect the value of the Units because (i) there is no assurance any such liquidation in fact will occur in the immediate future and (ii) any liquidation in which the estimated fair market values described above might be realized would take an extended period of time (at least a year, and quite possibly significantly longer), during which time the Partnerships and their partners would continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other factors. For any property sale in which the Partnerships are required to indemnify the buyer for matters arising after the closing, a portion of the sales proceeds could be held by such Partnership until all possible claims were satisfied, further extending the delay in the receipt by the Limited Partners of liquidation proceeds. Because of these factors, McNeil Partners believes the actual current value of the Units is substantially less than the hypothetical liquidating distribution. Conversely, there is a substantial likelihood that the value realized in an orderly liquidation could be higher than the numbers referred to above. A reduction in either operating expenses or capital expenditures from the levels reflected in the property operating statements for the fiscal year ended December 31, 1994 or the eight month period ended August 31, 1995 would result in a higher liquidation value under the method described above. Similarly, a high liquidation value would result if a buyer applied a lower capitalization rate to the applicable net operating income, reflecting a willingness to accept a lower rate of return on its investment. An increase or decrease in the value of the Partnerships' properties would produce a corresponding increase or decrease in the liquidating distribution to Limited Partners. Furthermore, the analysis described above is based on a series of assumptions, some of which may not be correct. Accordingly, this analysis should be viewed merely as indicative of McNeil Partners approach to valuing Units and not as in any way predictive of the likely result of any future transactions.

     ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
     COMPANY.

               Items 7(a)-(b) are hereby supplemented by adding the following:

     Certain Negotiations and Discussions with Icahn and High River

               On August 23, 1995, in connection with the action commenced by High River against McNeil Partners in the United States District Court of the Southern District of New York on August 10, 1995, Robert A. McNeil and Carl C. Icahn met during the course of Mr. McNeil's deposition at the offices of the High River's counsel in New York. During such encounter, Mr. Icahn and Mr. McNeil agreed to meet to discuss their differences and to attempt to settle the outstanding litigation between the parties and their affiliates.

               As previously disclosed, late in the evening of August 24, 1995, Mr. Icahn, High River and McNeil Partners entered into the letter agreement dated August 24, 1995 (as amended, the "Letter Agreement"). The terms of the Letter Agreement provide, among other things, that McNeil Partners was to facilitate and allow High River to conduct customary and reasonable due diligence in respect of McNeil Partners, the Partnerships and their affiliates. In addition, High River and its affiliates agreed (i) to use their best efforts to complete such due diligence as promptly as practicable and, (ii) unless otherwise required by law, rule or regulation, not to disclose any documents or materials furnished to High River in respect of such due diligence relating to or concerning McNeil Partners, the Partnerships or their affiliates to any third party. Until September 7, 1995, McNeil Partners and High River were to hold in abeyance (i) all proceedings in the litigation between the parties and their affiliates and (ii) any demands made by High River or its affiliates for lists of limited partners, related information and/or transfers of Units of the Partnerships. Furthermore, pursuant to the Letter Agreement, McNeil Partners had the absolute right, from time to time through the close of business on September 6, 1995, to require High River to extend and, upon receipt of written notice from McNeil Partners, High River was to unconditionally extend, effective at 9:00 a.m. on the next business day, the expiration date of the HR Offers and High River was to, upon receipt of such notice, issue a press release no later than the next business day announcing such extension; provided, however, under no circumstances was McNeil Partners to have the right to require High River to extend the expiration date of the HR Offers beyond September 20, 1995.

               Between August 24, 1995 and September 6, 1995, representatives of Mr. Icahn and McNeil Partners held settlement discussions regarding the outstanding litigation between High River and the Partnerships. The representatives also engaged in negotiations regarding possible transactions between the parties and their affiliates, including McNeil Partners, McNeil Investors and McREMI. The parties proposed transactions with different structures and terms which, among other things, included the sale of all of the outstanding stock of McNeil Investors and McREMI, the sale by McNeil Investors of its general partner interest in McNeil Partners, the sale by McNeil Partners and McREMI of their advances and/or account receivables and the sale by Mr. McNeil of certain of his limited partnership interests in McNeil Partners. The proposed transactions would have resulted in Mr. Icahn gaining control of McNeil Partners and, in turn, the Partnerships.

               On September 6, 1995, the discussions having continued without resolution, McNeil Partners sent notice to High River exercising its right set forth in the Letter Agreement to require High River to extend the expiration date of each of the HR Offers until September 20, 1995.

               On September 7, 1995, High River issued a press release announcing the extension of the HR Offers until September 20, 1995. In addition, the parties amended the Letter Agreement to provide, among other things, that until September 11, 1995, McNeil Partners had the absolute right to require High River to extend, and High River was unconditionally obligated to extend, the expiration date of each of the HR Offers until September 25, 1995.

               The parties' representatives once again engaged in negotiations and discussions regarding the proposed transaction until September 11, 1995 when McNeil Partners sent a second notice to High River exercising its right set forth in the Letter Agreement to require High River to extend the expiration date of each of the HR Offers until September 25, 1995. Late in the evening of September 11, 1995, Mr. Icahn and his representatives met with Mr. McNeils and their representatives at the offices of Mr. Icahn's attorneys in New York in an attempt to facilitate the negotiations and to discuss the terms of the proposed transaction. The parties engaged in a constructive dialogue and decided to have their representatives continue to have discussions regarding the proposed transaction.

               On September 12, 1995, High River issued a press release announcing the extension of the HR Offers until September 25, 1995. In addition, the parties amended the Letter Agreement to provide, among other things, that until September 14, 1995, McNeil Partners had the absolute right to require High River to extend, and High River was unconditionally obligated to extend, the expiration date of each of the HR Offers until September 28, 1995.

               The parties' representatives continued to engage in negotiations and discussions until September 14, 1995 when McNeil Partners sent a third notice to High River exercising its right set forth in the Letter Agreement to require High River to extend the expiration date of each of the HR Offers until September 28, 1995.

               On September 15, 1995, High River issued a press release announcing the extension of the HR Offers until September 28, 1995. In addition, the parties amended the Letter Agreement to provide, among other things, that until September 18, 1995, McNeil Partners had the absolute right to require High River to extend, and High River was unconditionally obligated to extend, the expiration date of each of the HR Offers until October 2, 1995.

               The parties representatives continued to engage in negotiations and discussions regarding the proposed transaction until September 17, 1995 when McNeil Partners sent a fourth notice to High River exercising its right set forth in the Letter Agreement to require High River to extend the expiration date of each of the HR Offers until October 2, 1995.

               On September 19, 1995, High River issued a press release announcing the extension of the HR Offers until October 2, 1995. In addition, the parties agreed, in the interest of completing the negotiations without another extension of the expiration date of the HR Offers, not to amend the terms of the Letter Agreement, but to work continuously throughout the next few days and nights to complete the proposed transaction.

               Late in the evening on September 19, 1995, the parties having not reached any resolution on the terms of the proposed transaction, McNeil Partners terminated the parties' discussions. On September 20, 1995, McNeil Partners issued a press release announcing the termination of the discussions and that, as of September 15, 1995, approximately six weeks after the HR Offers were commenced, few units had been tendered to Mr. Icahn. McNeil Partners also announced that it was contemplating making tender offers at prices higher than offered by High River and Mr. Icahn.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 29, 1995

                              MCNEIL PARTNERS, L.P.
                              General Partner of each of the Partnerships

                                 By:    McNeil Investors, Inc.
                                   General Partner

                                   By:   /s/ Donald K. Reed
                                        Donald K. Reed
                                        President